Mail Stop 4561

November 26, 2007

Billy C. Duvall
Chief Financial Officer
Hopfed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, Kentucky 42240

> **Re:** **Hopfed Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**

Dear Mr. Duvall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Senior Staff Accountant